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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
________________________________________________
	:
CONSOLIDATED NATURAL GAS COMPANY	:	   CERTIFICATE
Pittsburgh, Pennsylvania	:	       of
	:	  NOTIFICATION
	:	     NO. 8
	:	  ____________
File No. 70-8231	:
	:	  TRANSACTIONS
(Public Utility Holding Act of 1935)	:	 DURING PERIOD
	:
________________________________________________	  July 1, 1995
		      through
		September 30, 1995

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated November 16, 1993, HCAR No. 25926, the Securities and Exchange Commission permitted the Declaration of Consolidated Natural Gas Company ("Consolidated") to become effective, thereby authorizing Consolidated to guarantee, through December 31, 1998, up to an aggregate amount of $750 million of the obligations of its wholly-owned subsidiary CNG Energy Services Corporation (1), relating to certain gas purchases, sales and transportation contracts.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration and the Order.
	During the period, Consolidated gave guarantees to the following parties contracting with CNG Energy Services Corporation as gas suppliers, transporters or customers:
________________

(1) Effective September 1, 1994, CNG Gas Services Corporation was renamed CNG Energy Services Corporation.


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Contracting Party
Receiving Guarantee	Type of Contract	Term of Contract
_____________________	________________	________________

	No guarantees were issued during this period.
	Through June 30, 1995, Consolidated has given a total of 26 guarantees to parties contracting with CNG Energy Services Corporation as a gas supplier, transporter or customer.
	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Order have been consummated.
	CONSOLIDATED NATURAL GAS COMPANY


	by J. M. Hostetler
	   Its Attorney
Dated this 31st
day of October, 1995